

03053205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
AUG 2 7 2003
WASH. D.C.
188
SECTION

SEC FILE NUMBER
8- 30097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30,2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PORTSMOUTH FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1990 NORTH CALIFORNIA BLVD., SUITE 330
(No. and Street)

WALNUT CREEK, (City) CALIFORNIA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH A. BAKER (925) 988-8660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. WM. KRUEGER, CERTIFIED PUBLIC ACCOUNTANT
(Name — *if individual, state last, first, middle name*)

591 REDWOOD HIGHWAY, SUITE 5295, MILL VALLEY, CALIFORNIA 94941
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH A. BAKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portsmouth Financial Services, as of JUNE 30, 2003 ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any ~~account~~ classified soley as that of a customer, except as follows:

None

Joseph A. Baker
Signature

CFO
Title

Kathleen M. Lindh
Notary Public


KATHLEEN M. LINDH
Commission # 1403936
Notary Public - California
Contra Costa County
My Comm. Expires Mar 7, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 20, 2003

Board of Directors
Portsmouth Financial Services
San Francisco, California

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Portsmouth Financial Services, as of June 30, 2003, and related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flow for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Management of Portsmouth Financial Services. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portsmouth Financial Services as of June 30, 2003, and the results of its operations, changes in shareholders equity, changes in liabilities subordinated to the claims of general creditors, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule appearing on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such Schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415 388 6633 • FAX: 415 388 6697

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

CASH		$242 026
DEPOSIT - PERSHING & CO.		50 000
COMMISSIONS RECEIVABLE FROM BROKER DEALERS		209 253
SECURITIES NOT READILY MARKETABLE AT ESTIMATED VALUE (Cost $1,100)		1 100
INCOME TAXES		6 187
PREPAID EXPENSES		20 506
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $117,767		7 998
		$537 070

LIABILITIES AND SHAREHOLDERS' EQUITY

SALARIES AND COMMISSIONS		$117 346
ACCRUED EXPENSES		19 465
LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS		60 000
SHAREHOLDERS' EQUITY:		
Common stock - no par value: Authorized 100,000 shares - voting 500,000 shares - non-voting Issued and outstanding 30,000 voting shares	$91 783	
Paid in capital	36 964	
Retained earnings	211 512	340 259
		$537 070

See notes to financial statements.

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2003

REVENUES:		
Commissions and Fees		$2 593 358
Interest		34 570
		2 627 928
EXPENSES:		
Commissions	$1 147 435	
Officers salaries and commissions	438 163	
Employee compensation and benefits	406 209	
Operating expenses	358 244	
Depreciation	28 827	
Rent	193 802	2 572 680
INCOME BEFORE INCOME TAXES		55 248
INCOME TAX		13 100
NET INCOME		$42 148

See notes to financial statements.

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2002	$91 783	$36 964	$169 364	$298 111
NET INCOME			42 148	42 148
BALANCE AT JUNE 30, 2003	$91 783	$36 964	$211 512	$340 259

See notes to financial statements.

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2003

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 42 148
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization		28 827
Changes in assets and liabilities:		
Commissions receivable		(43 280)
Prepaid expenses		(1 883)
Federal and state income taxes		13 203
Salaries and commissions		27 779
Accrued expenses		7 255
NET CASH PROVIDED BY OPERATING ACTIVITIES		74 049
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of equipment	$ 12 825	
CASH USED BY INVESTING ACTIVITIES		(12 825)
NET INCREASE IN CASH		61 224
CASH AND CASH EQUIVALENTS, beginning of year		180 802
CASH AND CASH EQUIVALENTS, end of year		$252 026
INCOME TAXES PAID		$ 10 000
INTEREST PAID		$ 4 200

See notes to financial statements.

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS

YEAR ENDED JUNE 30, 2003

Subordinated liabilities at June 30, 2002	$ 60 000
Issue of Subordinated Notes	0
Repayment of Subordinated Note	0
Subordinated liabilities at June 30, 2003	$60,000

See notes to financial statements.

PORTSMOUTH FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker/dealer engaged in the sale of securities, and is a registered investment advisor. Substantially all revenue is generated from clients in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a settlement date basis. The Company has entered into contracts with Pershing & Co., Inc. who agreed to act as clearing brokers on a fully disclosed basis for all the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

The Company does have receivables and payables from and to brokers as a result of sales commissions earned on security and mutual fund transactions.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed on a straight-line basis over estimated useful lives of five years. New acquisitions are expensed to the extent allowable for Federal income tax purposes, which is a maximum of $24,000 per year.

Valuation of Securities Not Readily Marketable

Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by the Board of Directors.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - DEPOSIT

The Company has deposited $50,000 with Pershing and Co. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at June 30, 2003 are listed below:

Subordinated notes:	
7.5% due July 31, 2004	$60 000

NOTE D - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments with financial institutions and brokerage companies, thereby limiting the amount of credit exposure to any one financial institution. At June 30, 2003 the Company's only significant concentration of credit risk was with its checking accounts at a commercial bank. The Company balances on any day may exceed the insured amount by a material amount.

NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a gain or a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

PORTSMOUTH FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS (Continued)

YEAR ENDED JUNE 30, 2003

NOTE F - CAPITAL REQUIREMENTS

The Corporation is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $50,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2003 the Corporation had net capital of $364,468 and aggregate indebtedness of approximately $137,000, a ratio of .38 to 1.00.

NOTE G - LEASES

The Corporation leases its offices under non-cancelable operating leases expiring in 2003 through 2004. Minimum rental payments for the four fiscal years are as follows:

2004	$ 155 000
2005	90 000
2006	93 000
2007	97 000
2008	100 000

SUPPLEMENTAL INFORMATION

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2003

COMPUTATION OF NET CAPITAL

Stockholders' equity	$340 259
Subordinated liabilities	60 000
Total	400 259

NON ALLOWABLE ASSETS:

Securities not readily marketable	1 100
Prepaid expenses	26 693
Furniture and fixtures	7 998
Total non-allowable assets	35 791
NET CAPITAL	$364 468

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition	$ 136 811
Ratio of Aggregate Indebtedness to Net Capital	.38 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6-2/3% of aggregate indebtedness)	$ 9 122
Minimum Dollar Net Capital Requirement	$ 50 000
Net Capital Requirement (greater of above two amounts)	$ 50 000
Excess Net Capital	$314 468

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited Focus Report, Part IIa, as of June 30, 2003.

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2003

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Pershing & Co. on a fully disclosed basis.

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 20, 2003

Board of Directors
Portsmouth Financial Services
San Francisco, California

In planning and performing my audit of the financial statements of Portsmouth Financial Services for the year ended June 30, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c-3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Certified Public Accountant